Exhibit 4.9

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of the Company

Hut 8 Mining Corp. (the “Company”)

130 King Street West, Suite 1800

Toronto, Ontario

M5X 2A2

Item 2	Date of Material Change

June 10, 2020 and June 11, 2020

Item 3	News Release

Two news releases with respect to the material change referred to in this Material Change Report were disseminated by the Company through newswires on June 10, 2020 and on June 11, 2020 and were subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4	Summary of Material Change

On June 10, 2020, the Company announced that it had filed a preliminary short form prospectus in connection with an overnight marketed public offering (the “Offering”) of units of the Company (“Units”). On June 11, 2020, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Stifel Nicolaus Canada Inc. (the “Lead Underwriter”) and Canaccord Genuity Corp., Echelon Wealth Partners Inc., Gravitas Securities Inc., Haywood Securities Inc., and Richardson GMP Limited (together with the Lead Underwriter, the “Underwriters”).

Pursuant to the Underwriting Agreement, the Company has agreed to sell and the Underwriters have agreed to purchase an aggregate of 5,172,125 Units at a price of $1.45 per Unit (the “Offering Price”), for aggregate gross proceeds of $7,500,125 payable in cash to the Company against delivery of the Units. The Company has also granted the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part in the sole discretion of the Underwriters for a period of 30 days from and including the closing date of the offering, to purchase up to 775,900 additional Units (the “Additional Units”) at a price of $1.45 per Additional Unit. Each Additional Unit shall consist of one common share (each an “Additional Share”) and one common share purchase warrant (each an “Additional Warrant”). If the Over-Allotment Option is exercised in full, the aggregate gross proceeds of the Offering will be $8,625,180.

Item 5	Full Description of Material Change

On June 10, 2020, the Company announced that it had filed a preliminary short form prospectus in connection with the Offering. On June 11, 2020, the Company announced that it had entered into the Underwriting Agreement in connection with the Offering. The Company also filed an amended and restated preliminary short form prospectus on June 11, 2020.

Pursuant to the Underwriting Agreement, the Company has agreed to sell and the Underwriters have agreed to purchase an aggregate of 5,172,500 Units at the Offering Price, for aggregate gross proceeds of $7,500,125 payable in cash to the Company against delivery of the Units, subject to the terms and conditions of the Underwriting Agreement. The Underwriting Agreement contains customary representations and warranties and termination provisions.

Each Unit will consist of one common share of the Company and one common share purchase warrant of the Company (each a “Warrant”). Each Warrant will entitle the holder thereof to purchase one common share (each a “Warrant Share”) at a price of $1.80 per Warrant Share at any time prior to 5:00 p.m. (Toronto time) on the date that is 18 months following the closing of the Offering. The Warrants will be created and issued pursuant to the terms of a warrant indenture to be dated as of the closing of the Offering between the Company and Computershare Trust Company of Canada (the “Warrant Indenture”). The Warrant Indenture will contain customary anti-dilution provisions.

The Company has also granted the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters for a period of 30 days from and including the closing date of the Offering. The Underwriters can elect to exercise the Over-Allotment Option for Additional Units only, Additional Shares only, Additional Warrants only, or any combination thereof. The purchase price for Additional Warrants purchased upon exercise of the Over-Allotment Option is $0.14 per Additional Warrant, and the purchase price per Additional Share purchased upon exercise of the Over-Allotment Option is $1.31 per Additional Share.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this material change report, and may be contacted as follows:

Jimmy Vaiopoulos, Interim CEO

Telephone: (647) 256-1992

Email: jimmy@hut8mining.com

Item 9	Date of Report

June 22, 2020.

Forward-looking Statements

This material change report includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward-looking information”). All information, other than statements of historical facts, included in this material change report that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and includes, among others, information regarding: completion of the Offering; the intended use of proceeds from the Offering; expectations regarding future revenues, earnings, capital expenditures and operating and other costs; business strategy and objectives; market trends; the sufficiency of cash and working capital for future operating activities; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the bitcoin industry generally; the anticipated timing for the receipt of licences; anticipated production capacity; and other events or conditions that may occur in the future.

Forward-looking information is not based on historical facts but instead is based on reasonable assumptions and estimates of management of the Company at the time they were made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to investing in the Units; discretion in the use of proceeds; the ability to raise additional funds; there being no current market for the Warrants; investing in the Warrants being speculative; volatility of the market price for the Common Shares generally; risk of dilution; changes in the price of bitcoin; the Company’s reliance on a limited number of key employees; and fluctuations in energy prices as well as the risk factors described in the Company’s annual information form dated April 3, 2020 and other filings with the Canadian securities regulators available under the Company’s profile on SEDAR at www.sedar.com.